Exhibit 99.1

Thomson Reuters Amends Normal Course Issuer Bid

NEW YORK, February 12, 2016 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it has received approval from the Toronto Stock Exchange (TSX) to amend its normal course issuer bid (NCIB) in connection with the company’s previously announced plans to purchase up to an additional US$1.5 billion of its shares.

The amended NCIB increases the maximum number of common shares that may be repurchased by an additional 9.2 million. Under the amended NCIB, up to 39.2 million common shares (representing approximately 5% of the 784,310,299 issued and outstanding shares as of May 20, 2015) may now be repurchased between May 28, 2015 and May 27, 2016. The NCIB, as originally approved in May 2015, contemplated the repurchase of up to 30 million common shares. The shares may be purchased in open market transactions on the TSX, the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by other means permitted by the TSX and/or NYSE or under applicable law. This includes private agreement purchases if Thomson Reuters receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Decisions and the timing for any future repurchases will depend on the timing for the sale of the company’s Intellectual Property & Science business in addition to other factors, such as market conditions, share price and opportunities to invest capital for growth.

The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as permitted by the TSX. Any private agreement purchases made under an exemption order will generally be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 184,791 shares, which represents 25% of the average daily trading volume on the TSX of 739,166 for the six months ended April 30, 2015 (net of repurchases made by the company during that time period). On February 9, 2016, there were 760,696,325 Thomson Reuters common shares outstanding. Any shares that are repurchased will be cancelled.

Under the current NCIB, Thomson Reuters repurchased 25,636,500 common shares between May 28, 2015 and February 9, 2016 for a total cost of approximately US$982.8 million, representing an average price of US$38.34 per share.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters Amends Normal Course Issuer Bid

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com